Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143
Forward-Looking Statements
This presentation contains forward-looking information about Inco and the combined company after completion of the transactions described herein that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services and projects; statements regarding business and financial prospects; financial multiples and accretion estimates; statements regarding anticipated financial or operating performance and cash flows; statements regarding expected synergies and cost savings, including the timing, from the proposed combination of the two companies; statements concerning possible divestitures; and statements regarding strategies, objectives, goals and targets. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Inco, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Inco and include, but are not limited to: the possibility that approvals or clearances required to be obtained by Inco and Falconbridge from regulatory and other agencies and bodies will not be obtained in a timely manner; the possibility that divestitures required by regulatory agencies may not be acceptable or may not be completed in a timely manner; the possibility that the anticipated benefits and synergies and cost savings from the acquisition or related divestitures cannot be fully realized; the possibility that the costs or difficulties related to the integration of Falconbridge’s operations with Inco will be greater than expected; the level of cash payments to shareholders of Falconbridge who exercise their statutory dissenters’ rights in connection with the expected eventual combination of the two companies; the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies; business and economic conditions in the principal markets for the companies’ products, the supply, demand, and prices for metals to be produced, purchased intermediates and substitutes and competing products for the primary metals and other products produced by the companies, production and other anticipated and unanticipated costs and expenses and other risk factors relating to the metals and mining industry as detailed from time to time in Falconbridge’s and Inco’s reports filed with the SEC. The forward-looking statements included in this presentation represent Inco’s views as of the date hereof. While Inco anticipates that subsequent events and developments may cause Inco’s views to change, Inco specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Inco’s views as of any date subsequent to the date hereof. Readers are also urged to carefully review and consider the various disclosures in Inco’s various SEC filings, including, but not limited to, Inco’s Annual Report on Form 10-K for the year ended December 31, 2004, and Inco’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2005 and June 30, 2005.
Important Legal Information
This presentation may be deemed to be solicitation material in respect of Inco’s proposed combination with Falconbridge. On October 24, 2005, Inco filed a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) with the SEC in connection with the proposed combination. Inco has also filed, and will file (if required), other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F in connection with Inco’s offer and has filed, and will file (if required), other documents regarding the proposed combination, in each case with the SEC.
INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain copies of the registration statement and Inco’s and Falconbridge’s SEC filings free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco’s media or investor relations departments.

Inco Limited
Third Quarter 2005 Results Conference Call
8:30 a.m., October 25, 2005
Sandra Scott
Good morning and thanks for joining us. This call is being webcast on a live, listen-only basis. Our third quarter results news release went out early this morning and can be found at www.inco.com, or by calling investor relations at (416) 361-7670. Following this call, a PDF version of our remarks will be available through the “Latest Quarterly Webcast” link on Inco’s homepage.
Joining me at our Toronto office are members of Inco’s management team. After opening remarks by our Chairman and CEO, Scott Hand, Inco’s President and COO, Peter Jones, will discuss our operating results. Peter Goudie, Inco’s Executive Vice-President, Marketing, will update you on nickel market conditions. Other Inco senior executives who are present for the call include Logan Kruger, whose responsibilities include leading the implementation of our Goro project, and Ron Aelick, EVP, Technical Services.
I’ll begin with a few housekeeping items.
First, we are including news media and members of the public on this webcast on a live, listen-only basis.
Second, the safe harbour text appears on our webcast slide.
The third item is the compliance statements on our mineral reserve and resource estimates.
The fourth item is our definition of adjusted net earnings.
Fifth, all dollar amounts are in U.S. currency unless otherwise stated.
Sixth, all forward-looking statements exclude the impact of Inco’s offer to acquire Falconbridge, unless otherwise stated.
Now I will pass the call over to Scott Hand.

Scott Hand
I’ll begin with the big picture, which is still a very good one for Inco. We continue to operate in a nickel market where long-term supply/demand conditions remain favourable. We’re working hard to prepare for the arrival of Voisey’s Bay feed late this year at our Ontario and Manitoba facilities and for growing production, lower costs and strong cash flow next year, with Voisey’s Bay fully on stream. Our financial position is strong — enabling us to complete Voisey’s Bay, achieve more low-cost growth through Goro, and expand PT Inco. So with this in mind, I’ll highlight seven key areas.
The first is Q3. Adjusted net earnings were $157 million, or $0.72 per share on a diluted basis — above the First Call consensus of $0.59 per share.
We met or exceeded our Q3 guidance for nickel, copper and PGM output, as well as for unit cash costs and the price premium on our nickel products.
For 2005, we expect to meet or beat our nickel, copper and PGM production, unit cash cost and premium guidance, given in our Q2 press release.
So what about full-year 2005 adjusted net earnings? The current First Call consensus adjusted EPS for Inco of 21 analysts is a mean of $3.58, based upon a nickel price of $6.88 and a copper price of $1.56 for the year. The year-to-date average nickel price is about $6.90 a pound. We are comfortable with the First Call consensus 2005 EPS of $3.58 based upon these assumed prices.
Second, our Goro project is proceeding well. Engineering was about 55% complete at the end of Q3 and we have about 900 workers on site. We are working on the quarry, camp rehabilitation and extension, and geotechnical drilling for the earthworks. Earthworks have started at the process plant site, at the Kwe West residue storage facility and on a major road realignment. Our test mine has been developed to the saprolite horizon and exposed bedrock; validating geological modeling and giving us good data for operations. Planning is advanced for moving into pre-production. We are building processing plant modules in the Philippines. Our construction management team is on site at Goro.
We have the major permits for construction. We’ve awarded contracts totaling over $140 million to local firms.

We’re focused on relieving input cost pressures. We’re getting cost efficiencies from modularization and contracting strategies. We bought major items before big cost hikes. We’re reprocessing our titanium materials to overcome the shortage of titanium plate. With Goro’s footprint reduced, materials costs are down and within budget. Expected capex for the mine, process plant and infrastructure remains at $1.878 billion, with a minus 5%-to-plus 15% confidence level. Start-up should be in late 2007.
Third, Voisey’s Bay. We began making concentrate last quarter at our 50,000-tonne-a-year mine and concentrator in Labrador. Last week our demonstration plant opened in Newfoundland. Milestones will include first concentrate shipment next month and first finished nickel production from concentrate in early 2006.
So with Voisey’s Bay’s concentrates on the way, how do we see 2006? For Inco, on a standalone basis, nickel production should rise to 540 million pounds. Nickel unit cash cost of sales, after by-product credits, should fall to $2.00-to-$2.10 a pound. We are now preparing our 2006 budget — so nickel unit cash cost of sales estimates are preliminary and are based on July 2005 energy prices.
Turning to our existing operations — my fourth topic — we reached a new labour pact in Thompson, Manitoba. It expires on September 15, 2008 and covers about 1,100 people. It is fair and keeps Manitoba efficient and competitive. The first phase of Thompson’s 1-D Lower mine, costing $34 million, is scheduled to start up in 2008 and produce some 200 million pounds of nickel over eight years.
Fifth, despite recent volatility, long-term underlying nickel market conditions are favourable — including strong demand in stainless and non-stainless markets and limited supply growth. Peter Goudie will provide his perspective shortly.
Sixth, our financial position remains strong. Capital expenditures for Q3 were $315 million, or $67 million more than in the 2004 period. Increases reflected planned spending on a new Ontario oxygen plant and environment-related capex in Ontario and PT Inco; as well as at Goro. Total 2005 capex should be about $1.3 billion, based on a 100% share of Goro’s capex. Our net 2005 capex funding should be about $800 million, after Girardin financing and capital contributions from our Japanese partners at Goro, and government support for Voisey’s Bay.
Sustaining capital for existing operations will be about $330 million in 2005. Depreciation and amortization should be $275 million this year and about $495 million in 2006. The 2006 depreciation and amortization of $495 million includes about $200 million for the amortization of Voisey’s Bay’s purchase price.
In the third quarter we generated $258 million cash flow from operations, before a working capital increase of $71 million. Our cash position was $916 million at September 30 — giving us the financial strength needed to grow.

At the First Call consensus 2005 mean LME cash nickel price of $6.88 a pound, we should generate about $1.3 billion of cash flow from operations this year, before changes in working capital and capex. That is cash flow per share of $5.85 at an assumed diluted count of 223 million shares. With Voisey’s Bay on stream next year, we should generate $1.5 billion of cash, or $6.70 cash flow per share, based upon the current First Call 2006 consensus nickel price of $6.31 a pound. Every $0.10 per year hike in the nickel price, holding other factors constant, raises 2005 cash flow from operations by $23 million.
Our 2009 nickel production goal of 700 million pounds, on an Inco standalone basis, is about 35% above last year’s record level and includes 115 million pounds from Goro. At a long-term commodity price of $3.50 a pound for nickel and $9 a pound for cobalt, Goro would produce about $195 million of cash flow in 2009, or just under $1 a share, fully diluted. For every dollar rise in both the nickel and cobalt price assumptions over a year, Goro’s cash flow from operations climbs by about $100 million, or about $0.45 a share.
The seventh and last — but certainly not least — area that I will highlight is Inco’s offer for Falconbridge. Two weeks ago, we announced our offer to acquire all of the common shares of Falconbridge after we entered into a definitive support agreement covering the transaction. We’ve mailed our take-over bid circular covering our offer for the Falconbridge shares. The offer depends on at least 66 2/3rds of Falconbridge’s common shares being tendered; regulatory clearances; and certain other conditions. The offer is currently expected to be completed in late 2005 or early 2006 and we plan to have the combination of the two companies completed in the first quarter.
Creating a world-class, Canadian-based powerhouse is great for both companies’ shareholders. We’ll be the world leader in nickel and a leading copper Company: globally diversified; with great growth prospects, given our expanded project portfolio; robust cash flow; and financial strength. We’ll be efficient, too. We’ve so far identified $350 million in annual synergies to be realized by the end of 2007 with an estimated net present value of more than $2.5 billion after tax, using a 7% discount rate. And we’re organized to get the synergies. The acquisition will be immediately accretive to cash flow. The new Inco will be an excellent investment prospect, given its enhanced size and liquidity.
Now Peter Jones will review Inco’s operations.

Peter C. Jones
Thanks, Scott. Our Q3 nickel unit cash cost of sales, after by-product credits, was $3.03 per pound. That was below our Q3 guidance of $3.50-to-$3.55 per pound due to high copper prices and lower than expected production from external feed. Nickel unit cash cost of sales for processing our own mine production was about $2.50 a pound for Q3.
The higher costs relative to Q3 2004 were mainly due to a stronger Canadian dollar; greater spending on supplies and services; rising energy costs; lower by-product deliveries; and lower metal production volumes. Some offsets were achieved through our cost reduction program.
In 2005 we expect nickel unit cash cost of sales, after by-product credits, to average $2.85-to-$2.95 per pound. Nickel unit cash costs, after by-product credits, for processing our own mine output should be about $2.25 a pound.
As we have noted previously, this is a transitional year. The high volume of purchased external feed is a bridge to low-cost Voisey’s Bay concentrate; in 2006, our nickel unit cash cost of sales, after by-product credits, should fall.
During Q3 2005 we produced 111 million pounds of nickel, in line with July guidance but less than in Q3 2004, due to our furnace rebuild schedule and restart issues at Ontario.
Ontario’s nickel output was 49 million pounds; below last year’s Q3 due to the slower then planned ramp up and air quality delays — but 2005 output should be 215-to-220 million pounds. Mines, mill and refineries are doing well and smelter throughput is improving.
We produced 44 million pounds of finished nickel from PT Inco matte in the quarter, above Q3/04 due to more output from our Japanese refinery. We should meet our 2005 goal of 160-to-162 million pounds of finished nickel from PT Inco matte. Planned expansion will let us raise production and reduce energy supply risk in ‘dry’ years.
A third dam will give PT Inco an extra 90 megawatts of power, take us to about 200 million pounds of nickel in matte a year by 2009 and lower nickel unit cash costs by $0.10-to-$0.15 a pound. We have most of the government approvals and expect to get the remainder soon, which will let us begin major construction this year.
Manitoba’s 18 million pounds of production for Q3 was below Q3/04. This was due to a longer than usual maintenance shutdown to set up for Voisey’s Bay concentrate and more cobalt processing. We also made changes that will eventually allow a single furnace to handle the throughput of two, which would cut annual operating costs by $8-to-$10 million. Manitoba’s nickel output should be 108-to-110 million pounds in 2005.
For Inco as a whole, we expect Q4 production of 140-to-145 million pounds of nickel. Our 2005 production forecast remains at 485-to-490 million pounds of nickel.
We produced 60 million pounds of copper products in Q3, in line with our guidance. We should produce 90 million pounds in Q4. Our 2005 target is 275 million pounds — with a 30-million pound drawdown of in-process inventory due to the planned copper refinery closure by year-end. Copper deliveries for 2005 will remain at about 245 million pounds.
PGM production in Q3 was 57 thousand ounces; just above our guidance. We should produce 76-to-86 thousand ounces of PGMs in Q4. We see full-year PGM production at 380-to-390 thousand ounces.
Now Peter Goudie will give an update on the nickel markets.

Peter Goudie
In the third quarter, the nickel price averaged $14,567 per tonne, or $6.61 per pound — the 14th consecutive quarter of year-on-year price gains. Yet the price has recently fallen due to a definite weakness in demand from the stainless industry — and many have turned bearish, as the market lacks clear direction. I believe that some spectators are misunderstanding where — and why — this weakness is occurring.
Recent LME activity is a result of overproduction of stainless steel in the first half, which triggered a snowball effect. During this six-month period, China was quickly ramping up domestic stainless output — by 600,000 tonnes, or 57% — yet other stainless producers continued to melt at high levels for export to China. In fact, China’s stainless imports rose over 400,000 tonnes, despite the growth in domestic production — resulting in an increase in stainless supply of more than one million tonnes in the first six months alone. China’s reliance on imports to meet domestic stainless demand has fallen from over 70% at the start of last year to less than 50% — displacing more than one million tonnes of imports. Last year China accounted for nearly 50% of world stainless imports, so this displacement has a major impact on countries and companies that rely on exporting their excess stainless steel production.
The excess supply resulted in high inventory levels — and production adjustments came late. At the same time, Western demand was slowing with the industrial production cycle, thereby compounding the problem.
So the stainless industry was forced to cut production, and the required cuts were massive. And the snowballing effect on nickel began. Stainless prices fell sharply and there was a focus across the entire supply chain on reducing inventories.
The nickel that was no longer needed for stainless steel production began to make it onto the LME, pushing the price down. A falling nickel price creates a lower alloy surcharge in future months — providing even more incentive for stainless buyers to postpone orders, in anticipation of lower transaction prices ahead. So even when stainless inventories get to normal levels, there is further momentum for orders — and thus production — to continue falling. This is the snowball effect; low stainless orders, lower stainless production, lower nickel requirements, LME stock increases, falling nickel prices, falling alloy prices, continuing stainless buyer hesitation, and investment fund liquidation. However, the cycle will stop — but not until it overshoots the balance point. And when it does, the snowball effect should reverse and push prices in the other direction.
Why should you believe us? Did we get it wrong last time?
Let me restate what we said last quarter “Stainless production growth so far this year was...above underlying consumption...this imbalance has created excess

inventories...We forecast a Q2 to Q3 stainless production drop of 600,000 tonnes”. We also said: “The stainless production cuts may fuel increases in short-term nickel price and inventory volatility, as falling alloy surcharges could lead to a reduction in near-term nickel demand...The cuts may ease some tightness in the nickel market in the third quarter.”
True, the cuts in the second half were larger than predicted. True, the inventory correction is taking longer than expected, by a few months. And true, nickel requirements dropped more than anticipated — in fact, by several thousand tonnes. What we got wrong was inadequately forecasting the impact of destocking continuing beyond normal levels, due to the snowball effect of lower alloy surcharges driving further order deferrals.
The good news is that a recovery is in sight, as the composite leading indicator is positive and improving each month. Purchasing manager indexes are improving, and core inflation remains in check. We’re now in the trough and expect to see 18-to-24 months of good economic growth after this quarter, as a turn in the cycle is never a ‘false start’ — and the upturn occurred four months ago. Remember that the industrial production cycle is very closely tied to stainless production and the cycles turn at the same time — the direction is up from here. That means strong stainless production growth next year, following a 1.6% growth ‘breather’ in 2005, which was preceded by three years of nearly 9% per annum growth.
The slowdown this year is simply returning stainless steel production growth in this cycle closer to the trend of 6% per year. All of the production growth this year will be in China, as Western world output will actually fall by 3%. We have seen no improvement in the global scrap or austenitic ratios since the last quarter. Stainless production cuts naturally lead to high scrap ratios, as the amount of revert and fabrication scrap becomes relatively higher in future months, with lower melted output; the ratio is higher, but not the total amount of scrap. China produces at a higher than average austenitic ratio — over 80% — so Western producers have been forced to produce more ferritic, which is up 10% to date this year.
Chinese industrial production growth is holding above 16%. That’s a clear indication of continuing strong industrial activity and stainless consumption growth. We have heard that inventories in China are now near normal. Globally, stainless prices are stabilizing and several meltshops will return to full production this quarter, as orders are increasing and inventories are lower. We’ve had some significant spot nickel requests for Q4 delivery, which confirm these plans.
Turning to the non-stainless market, demand remains very strong and continues to exceed all expectations. The aerospace cycle is still improving and the plating market is showing great strength.
Let me focus for a moment on what we see from our direct sales to the market. The demand we see is good. Of course its strength varies by sector, but we have always had the ability to move our product away from weak markets towards demand strength — and we are doing this now. So while the softness in stainless is severe, look carefully at our inventory level — it is the lowest end-of-quarter level in at least 15 years. Demand for our products remains strong. In fact, we are operating at just 65% of our average inventory levels over 15 years — or almost 10,000 tonnes below normal. Does this sound like poor demand? Note also that the LME stock increase is entirely offset by our stock decrease, and we will need to rebuild our inventories soon.
It is becoming increasingly clear that nickel supply will struggle to keep pace with demand for a few years. China and other emerging markets like India will drive demand growth well above the historic 4% average. New projects are becoming more and more difficult to begin, due to high capex, new technology, environmental permitting, labour shortages — and financing challenges, in the face of these and other uncertainties. Inco is leading the industry and supporting the market — boosting production and bringing on major projects. And the world will need this nickel — and more.
Finally, it has taken the highest annual nickel price ever to create a market balance, and please remember, the price is high to force a balanced market — not despite a balanced market. The system is not perfect; inefficiencies create periods of oversold or overbought markets. But calling directional changes in the short-term market is for traders and speculators — not for Inco. We have been in nickel for over 100 years. We’ve proven that success is based on making the right long-term investment decisions in markets with great long-term direction. And for nickel, that direction is clearly ‘up’.

Scott Hand
Thank you, Peter.
I’ll summarize by reviewing the key points.
We met or exceeded our targets for production, price premiums and costs. Energy costs remain a challenge for all of us in the mining industry and we’re working hard to offset them.
Voisey’s Bay is on stream six months ahead of schedule.
Goro is proceeding very well. With Voisey’s Bay, Goro and the PT Inco expansion, this will significantly raise our low-cost production and increase Inco’s earnings and cash flow.
As you heard from Peter Goudie, the fundamentals for nickel remain strong despite the short-term impact of stainless steel production cuts.
Our financial position remains strong and our cash generation this year and next year with Voisey’s Bay on stream is impressive.
And finally we’re looking to a great future with our acquisition of Falconbridge — the New Inco will be the leader in nickel, a great copper company with a strong financial base to grow and deliver value to our shareholders.
We would now welcome your questions.